Exhibit (a)(5)(c)

FOR IMMEDIATE RELEASE	Contact:	Kelly Youngblood
July 29, 2013		Halliburton, Investor Relations
investors@halliburton.com
281/871-2688

Beverly Blohm Stafford
Halliburton, Corporate Affairs
PR@halliburton.com
281/871-2601

HALLIBURTON TO ISSUE $3.0 BILLION OF SENIOR NOTES

HOUSTON, Texas - Halliburton (NYSE: HAL) announced today the pricing of an offering of $3.0 billion aggregate principal amount of senior notes. The notes are being issued in four tranches: $600 million of 3-year notes bearing interest at a fixed rate of 1.00% per year and maturing on August 1, 2016; $400 million of 5-year notes bearing interest at a fixed rate of 2.00% per year and maturing on August 1, 2018; $1.1 billion of 10-year notes bearing interest at a fixed rate of 3.50% per year and maturing on August 1, 2023; and $900 million of 30-year notes bearing interest at a fixed rate of 4.75% per year and maturing on August 1, 2043. The offering is expected to close on August 5, 2013.

Halliburton intends to use the net proceeds of the offering, together with cash on hand to the extent necessary, to fund Halliburton’s previously announced offer to repurchase up to $3.3 billion of shares of its common stock pursuant to a modified “dutch auction” cash tender offer, as well as related fees and expenses. To the extent that the aggregate purchase price of the shares purchased in the tender offer and related fees and expenses are less than the net proceeds of the offering, Halliburton intends to use the remaining net proceeds for general corporate purposes, including additional repurchases of common stock. Pending the application of the net proceeds to finance the tender offer or for general corporate purposes, as applicable, Halliburton may temporarily invest the net proceeds in cash equivalents or short-term investments.

The notes are being offered pursuant to an effective shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus and related prospectus supplement.

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About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 75,000 employees, representing 140 nationalities in approximately 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir – from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field.

NOTE: The statements in this press release that are not historical statements, including statements regarding the expected closing date and use of proceeds of the offering, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. Halliburton’s Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

There can be no assurance as to whether the tender offer will be completed or as to the amount, timing or prices of share repurchases under the tender offer or otherwise. The closing of the tender off is subject to a number of conditions, as described in Halliburton’s offer to purchase. The tender offer is being made solely by an offer to purchase and the related letter of transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Halliburton’s tender offer statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits the offer to purchase, the related letter of transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. These documents have been or, in the case of any amendments or supplements to the Schedule TO, will be filed with the Securities and Exchange Commission, and investors may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov) or from Georgeson Inc., the information agent for the tender offer, by telephone at: (888) 293-6812 (toll-free), or in writing to: 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310 or halliburton@georgeson.com.

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